                                  SCHEDULE 14A

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [X] Preliminary proxy statement.       [ ] Confidential, for use of the
                                                Commission only (as permitted by
                                                Rule 14a-6(e)(2)).

     [ ] Definitive proxy statement.

     [ ] Definitive additional materials.

     [ ] Soliciting material pursuant to Section 240.14a-12

                          Arlington Hospitality, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                     Committee to Enhance Shareholder Value
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if Other Than the Registrant)

Payment of filing fee (check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
         0-11.

     (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

     (2) Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

--------------------------------------------------------------------------------

     (4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

     (5) Total fee paid:

--------------------------------------------------------------------------------

     [ ] Fee paid previously with preliminary materials.
--------------------------------------------------------------------------------

     [ ] Check box if any part of the fee is offset as provided by Exchange Act
         Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount Previously Paid:

--------------------------------------------------------------------------------

     (2) Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

     (3) Filing Party:

--------------------------------------------------------------------------------

     (4) Date Filed:

--------------------------------------------------------------------------------

                     COMMITTEE TO ENHANCE SHAREHOLDER VALUE
                          30 S. WACKER DR., SUITE 1003
                             CHICAGO, ILLINOIS 60606
                                  (312)382-1984

                          ----------------------------

                                 PROXY STATEMENT

                              DATED JULY ___, 2002

                         IN OPPOSITION TO TWO MANAGEMENT
                       NOMINEES TO THE BOARD OF DIRECTORS
                          OF ARLINGTON HOSPITALITY INC.

                         ------------------------------



     This proxy statement is furnished to the holders of shares of common stock, par value $0.005 per share, of Arlington Hospitality, Inc., a Delaware corporation ("AHI"), in connection with the solicitation of proxies by the Committee to Enhance Shareholder Value. The Committee to Enhance Shareholder Value is comprised of Steven J. Belmonte, Charles B. Benenson, Richard A. D'Onofrio, Kenneth M. Fell and H. Andrew Torchia, and will be referred to in this proxy statement by "we" or "our," as the context requires, or as the "Committee." We are soliciting proxies for use at the annual meeting of stockholders to be held on August 15, 2002, at 10:30 a.m., at AHI's headquarters, 2355 South Arlington Heights Road, Suite 400, Arlington Heights, Illinois 60005, and any adjournment thereof. The close of business on July 1, 2002, has been fixed as the record date for determining stockholders entitled to receive notice of and to vote at the annual meeting. This proxy statement is first being furnished to stockholders on or about July ___, 2002.

     We and our affiliates beneficially own a total of 1,354,451 shares, or 25.8%, of AHI's issued and outstanding common stock. For the reasons described in detail below, we are soliciting proxies to elect Steven J. Belmonte and Kenneth M. Fell to AHI's board of directors, to serve as directors until their successors are duly elected and qualified.

                                   WHO WE ARE

     Two of our members, Steven J. Belmonte and Kenneth M. Fell, are also our nominees, and biographical information on Messrs. Belmonte and Fell is contained under the caption "OUR NOMINEES" below. Information on our remaining members is set forth below. In addition, we are providing information on The Benenson Capital Company and Urban 2000 Corp., who may also be considered participants in this solicitation.

     The Benenson Capital Company is a national real estate investment firm based in New York City.

     Charles B. Benenson is the General Manager of The Benenson Capital Company.

     Richard A. D'Onofrio, a co-founder of AHI, is a business development consultant. He is also the secretary of Urban 2000 Corp., which is a business development, consulting and investment firm. Mr. D'onofrio has a 49% ownership interest in Urban 2000 Corp.

     H. Andrew Torchia, a co-founder of AHI, is the sole director, president and treasurer of Urban 2000 Corp. and an active partner in various partnerships and limited liability companies. Mr. Torchia has a 51% ownership in Urban 2000 Corp.

     Urban 2000 Corp. is a business development, consulting and investment firm based in Rosemont, Illinois.

     None of the members of the Committee holds any position or office with AHI. Neither The Benenson Capital Company nor Urban 2000 Corp. is a parent, subsidiary or other affiliate of AHI. On April 29, 2002, AHI exercised its option to purchase the interest of Urban Niles 1290 Corp., a subsidiary of Urban 2000 Corp., in a partnership for consideration of $131,864. The partnership holds a leasehold interest in a hotel. The price paid to Urban Niles 1290 Corp. was determined at the time the option was granted, which was approximately ten years before the purchase. The interest of Urban Niles 1290 Corp. in the partnership was purchased on the same terms and conditions as those of the other partners in the partnership. Other than this transaction, since January 1, 2001 neither any member of the Committee, nor The Benenson Capital Company or Urban 2000 Corp., has had a direct or indirect material interest in any transaction to which AHI was also a party.


     Neither any member of the Committee, nor The Benenson Capital Company or Urban 2000 Corp. has any intention of initiating any future transaction with AHI. Urban 2000 Corp. is a limited partner in partnerships in which AHI also has an interest, and it is possible that AHI will seek to purchase the interest of Urban 2000 Corp. in these partnerships, along with the interests of the other limited partners, or initiate a sale or all or substantially all of the partnership's assets, in which case both Urban 2000 Corp. and AHI would have an interest in the transaction. The decision to engage in a transaction of this type is within the control of AHI or its affiliates, not Urban 2000 Corp., which is only a limited partner in these partnerships, and neither any member of the Committee, nor The Benenson Capital Company or Urban 2000 Corp. has any intention of seeking to cause AHI to initiate any such transaction.


     We have entered into a joint filing agreement under which we have agreed to jointly file and update reports required pursuant to Section 13(d) of the Securities Exchange Act of 1934. The Benenson Capital Company and Urban 2000 Corp. are also parties to this joint filing agreement. Additionally, each of our nominees has consented in writing to being named as a nominee and to serve on AHI's board of directors if elected. Except as described in this paragraph, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the members of the Committee or their associates with respect to any securities of AHI, and no such contract, arrangement, understanding or relationship existed during the past year.

                        WHY YOU SHOULD ELECT OUR NOMINEES
                            TO THE BOARD OF DIRECTORS

                             IT'S TIME FOR A CHANGE

DEFICIENCIES IN AHI'S PERFORMANCE AND STRUCTURE

     We believe it is time for a change at AHI because of the company's failings in several areas, but particularly in the areas of stock performance, maximizing shareholder value and corporate governance. These failings are discussed in more detail in the subsections that follow.

     Poor Stock Performance. Over the last several years AHI's stock has performed extremely poorly. The price of the stock declined from $6.22 to $2.09, or approximately 66.4%, from the end of 1996 to the end of 2001. This performance is illustrated by the following graph, which compares the yearly percentage change in the cumulative total shareholder return on AHI's common stock against the cumulative total return of the Nasdaq U.S. index and the Nasdaq Non-Financial index for the period beginning December 31, 1996 and ending December 31, 2001.

[GRAPH OMITTED]

Date                  12/31/96   12/31/97   12/31/98   12/31/99   12/31/00   12/31/01
Arlington
Hospitality, Inc.     100.000     92.459     61.304     54.249     50.249     33.607
Nasdaq US             100.000    122.477    172.681    320.894    193.012    153.153
Nasdaq
Non-Financial         100.000    117.056    171.826    336.879    196.365    150.080

Assumes $100 invested on December 31, 1996 in the common stock of AHI and the Nasdaq Stock Market and the Nasdaq Non-Financial Stocks.

     Failure to Maximize Shareholder Value. We believe AHI has failed to develop a consistent strategy for maximizing shareholder value, which has resulted in its poor performance. On its website, on the "Investor Relations" page, AHI includes deferred income in its calculation of equity for purposes of calculating ratios such as equity per share and debt to equity. Using this measure, AHI's equity has declined from approximately $31.5 million at the end of 1998 to approximately $29.8 million at the end of 2001. AHI's equity increased from 1999 to 2000 in absolute terms, but declined when a gain of $5.5 million from a transaction with Cendant Corporation, which is described below, is excluded. AHI's return on equity has been extremely poor. The company's return on equity, again calculated by including deferred income in equity, was ..71%, 13.16% and 2.54% in 1999, 2000 and 2001, respectively. We believe the return on equity in 2000 is an aberration because it reflects the gain from the transaction with Cendant Corporation.

     We believe much of AHI's poor performance is the result of its failure to deploy its assets in a manner which maximizes the return on those assets, and to at least study alternatives to its present strategy. AHI's assets increased from approximately $103.1 million at the end of 1999 to $115.2 million at the end of 2001 while its return on assets for 1999, 2000 and 2001 was .18%, 4.0% and .71%, respectively. The 2000 number is an aberration, in our view, because it reflects the one-time gain from the transaction with Cendant Corporation. Such poor return on asset numbers might support a decision to sell a substantial number of AHI's hotels, which could allow it to realize a gain and devote its assets to more productive uses. However, we are not aware that AHI has even conducted a study to consider the possible benefits of redeploying its assets in this manner.

     In our view AHI has not developed a consistent strategy with regard to use of the company's cash. For example, AHI's annual report for the year 2000 shows that the company conducted a capitalization-rate based analysis under which its stock is valued at a range of $13.37 to $17.64. However, AHI only repurchased 26,100 shares in response to this study at an average price of $3.26, and we are not aware of the company's analyzing the desirability of a consistent stock buy-back program. We are also not aware that the company has studied the benefits of a quarterly dividend.

     We do not believe AHI has taken full advantage of an agreement it entered into with Cendant Corporation in September 2000. Under the agreement, AHI sold the franchising rights to the AmeriHost Inn and AmeriHost Inn & Suites brand names and received, in addition to cash consideration, the right to receive royalties from franchising fees for AmeriHost Inn hotels. In addition, the agreement provides AHI with incentives to expand the AmeriHost Inn and AmeriHost Inn & Suites brand names, in the form of a significant fee paid to AHI when one of its existing hotels is sold to a buyer who enters into an AmeriHost Inn franchise agreement with Cendant, or when the company develops a new hotel which is sold to a franchisee of Cendant. This fee will apply to up to 370 hotels during the fifteen-year term of the agreement between AHI and Cendant. The incentive fee for new hotels is payable upon the sale to any Cendant franchisee; the franchise agreement which is signed does not need to be an AmeriHost Inn agreement.

     We do not believe that AHI's management has maximized the potential benefits to the company under the agreement with Cendant. In particular, we believe AHI has not taken advantage of the significant fees and royalties from the Cendant agreement by reducing its hotel inventory at a faster pace. AHI's press release relating to the Cendant transaction, issued on October 2, 2000, stated that the company had an ownership position in 80 hotels. According to its Annual Report on Form 10-K, it still had an ownership position in 76 hotels at the end of 2001. The company's filings and press releases also have not disclosed the initiation of a significant number of third-party development transactions, which we believe it should actively pursue and which would enable it to earn additional incentive fees.

     Poor Corporate Governance. AHI has made some strides in improving its corporate governance, such as forming a Corporate Governance Committee which is conducting a review of AHI's practices in this area. However, we believe it needs to make further improvements in the area of corporate governance. For example, AHI has only three committees - an Audit Committee, a Compensation Committee, and a Corporate Governance Committee. It does not have a committee with a function relating to strategy or the overall direction of the company which meets with management on a regular basis. In addition, its Chairman and Chief Executive Officer are the same person. We believe that one of the primary functions of a corporation's board of directors, which is to oversee management, is inhibited when the Chairman of the board of directors is also the principal executive officer of the company.

     Other Deficiencies in Structure or Performance. In addition to AHI's failure to maximize shareholder value, AHI has deficiencies in several other areas. For example, we believe that Michael P. Holtz, the company's President and Chief Executive Officer, is the only executive officer of the company capable of managing the company's operations. In its Annual Report on Form 10-K, AHI lists only one executive officer other than Mr. Holtz - James Dale, who is the company's Senior Vice President of Finance and Chief Financial Officer. According to AHI's Form 10-K, Mr. Dale's experience with the company has been limited to its accounting function. AHI's Form 10-K does not list a Chief Operating Officer. The lack of a senior executive with significant operations experience creates concerns with regard to whether AHI employs an individual with the ability to succeed Mr. Holtz.

     We do not believe that AHI has a strong investor relations program. The company formerly held quarterly calls with shareholders and other interested parties, but discontinued these calls in 2001 in favor of a quarterly shareholder letter. We also do not believe that AHI adequately promotes itself, either through an outside public relations firm or internally.

WHAT OUR NOMINEES EXPECT TO ACCOMPLISH

     If elected to AHI's board of directors, our nominees would seek to initiate changes to remedy the deficiencies described above. Our nominees, if elected, will only comprise two members of a seven-member board of directors. Accordingly, there is no assurance that they will be able to successfully initiate changes in AHI's governance or strategy. Specific plans which the nominees would propose for board consideration are described in the sections which follow.

     Maximizing Shareholder Value. If elected, our nominees would immediately seek a review by the board of directors of its overall strategic plan, including its asset deployment strategy. Specifically, our nominees would recommend that the board:

          - evaluate whether the costs of owning and managing a large portfolio of small, geographically dispersed hotels from one location is efficient.

          - if the evaluation above demonstrates that owning and managing such a large portfolio of hotels is not an efficient use of company assets, devise a plan for increasing the pace of the liquidation of hotels, which would have the effect of producing gains, eliminating operating losses, and generating cash as a result of the Cendant agreement;

          - consider outsourcing management for any hotels which AHI continues to own; and

          - consider reducing AHI's general and administrative expenses by outsourcing corporate overhead functions, such as accounting.

     In conjunction with the above measures, our nominees would recommend that the board of directors strongly consider steps designed to take full advantage of the agreement with Cendant. These steps would include taking advantage of the significant fees and royalties from the Cendant agreement by reducing the company's hotel inventory at a faster pace and actively seeking third-party development transactions enabling it to earn additional fees. These transactions would allow the company to generate cash flow without the risk of hotel ownership.

     Our nominees would propose that the board consider other measures to maximize the value to AHI of the relationship with Cendant. These could include:


          - hiring an individual to work closely with Cendant to uncover opportunities for additional developments and third-party transactions, and to assist in the sales of franchises; and


          - seeking to develop larger hotels, and considering more conversions, to generate greater residual royalties and provide some protections against economic downturns.

     Our nominees intend to request that the board carefully consider whether AHI should change the means in which it utilizes its cash in order to provide a better return to shareholders, including the following alternatives:

          - a consistent stock buy-back program, with a possible expansion if cash flow increases; and

          -    declaration of a quarterly dividend.

     Corporate Governance. Our nominees, if elected, intend to immediately ask the board to expand the review which it has initiated into AHI's corporate governance practices, with a view to establishing standards which conform to the guidelines established by the California Public Employees' Retirement System, or "Calpers," and other relevant guidelines. In particular, our nominees would propose a structure under which the board establishes AHI's broad policies and has final approval over the company's strategic plan. Our nominees intend to propose that the company's CEO and Chairman not be the same person, and that the CEO be required to implement the strategic plan approved by the board and be held more accountable by the board for noncompliance with the plan.

     Our nominees intend to propose that, as part of its improved corporate governance structure, AHI maintain the following committees, and create a charter for each committee which clearly defines its functions:

          -    Compensation Committee;
          -    Audit Committee;
          -    Corporate Governance Committee;

          -    Management Committee;
          -    Asset Deployment Committee; and
          -    Shareholder Relations Committee.

The Compensation Committee, Corporate Governance Committee and Audit Committee are already in existence. We think it is especially important that AHI create a Management Committee which formulates the overall strategy of the company and meets with management on a regular basis.

     Other Improvements. Our nominees intend to propose that AHI's board of directors require management to develop a second senior executive with responsibilities for managing the company's operations, in addition to the President and CEO. In addition, they will suggest that AHI take steps to improve its investor relations, including but not limited to sending a monthly letter to shareholders from the company's CEO which updates investors on the company's performance, and appointing a shareholder relations representative.

                                  OUR NOMINEES

     The following information about our director nominees has been furnished to us by the nominees, who have consented in writing to being named as nominees for election of directors and to serve as directors if elected. If our nominees are elected they will occupy only two of AHI's seven board seats. Accordingly, there is no assurance that they will be able to successfully initiate changes in AHI's governance or strategy. We have no reason to believe that either of our nominees will be disqualified or unable or unwilling to serve if elected. However, if either of our nominees is unable to serve or for good cause will not serve, proxies may be voted for another person nominated by us to fill the vacancy.

     Kenneth M. Fell. Mr. Fell has been the President and sole owner of KF, Inc., a financial derivatives trading corporation, since 1986. Mr. Fell has been an independent floor trader and member of various divisions of the Chicago Mercantile Exchange since 1983. Specifically, Mr. Fell has been a member of the Index and Options Market since 1983, the International Monetary Market since 1984, and the Growth and Emerging Market since 1995. Mr. Fell's business address is 30 S. Wacker Dr., Suite 1003, Chicago, Illinois 60606.

     Steven J. Belmonte. Mr. Belmonte has over 30 years of experience in many facets of the hotel industry, including high-level management experience. From April 2002 to the present, Mr. Belmonte has been President and Chief Executive Officer of Hospitality Solutions, L.L.C., a consulting firm for the hospitality industry focusing on hotels. From 1991 to April 2002, Mr. Belmonte was the President and Chief Executive Officer of Ramada Franchise Systems, Inc. and Executive Vice President of the Hotel Division of Cendant Corporation. During his tenure as President and CEO of Ramada Franchise Systems, Ramada experienced growth in market share, brand awareness, call volume, reservation room nights, revenue per available room and other areas. From 1983 to 1991, Mr. Belmonte was the President and Chief Executive Officer of Equity Hotel Corporation, and in this position was responsible for directing hotel operations for up to 32 properties in fourteen states.

     Mr. Fell beneficially owns 490,700 shares of AHI's common stock, and Mr. Belmonte beneficially owns 9,200 shares of AHI's common stock. See "BENEFICIAL OWNERSHIP OF COMMITTEE MEMBERS AND NOMINEES." Other than as set forth in this proxy statement, including Exhibit A to the statement, neither of the nominees:

     -    beneficially owns any of AHI's securities;

     - is the holder of record, but not beneficial owner, of any of AHI's securities;

     - has purchased or sold any of AHI's securities within the past two years;

     - has incurred debt for the purpose of acquiring or holding any of AHI's securities;

     - is or has been a party to any contract, arrangement or understanding with any person with respect to any securities of AHI within the past year;

     - has been indebted to AHI or any of its subsidiaries since the beginning of AHI's last fiscal year; or

     - has any arrangement or understanding with respect to any future transactions to which AHI or any of its affiliates will be a party. In addition, neither of the nominees has had or is to have a direct or indirect material interest in any transaction with AHI since the beginning of AHI's last fiscal year, or any proposed transaction, to which AHI or any of its affiliates was or is a party.

     None of the organizations in which our nominees have conducted their principal occupation or employment is a parent, subsidiary or other affiliate of AHI, and neither nominee holds any position or office with AHI. Neither nominee has any family relationship with any executive officer or director of AHI, and neither has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation.

             BENEFICIAL OWNERSHIP OF COMMITTEE MEMBERS AND NOMINEES

     The following table sets forth information regarding the beneficial ownership of shares of AHI's common stock as of July 1, 2002 by each participant in this solicitation and each of the Committee's nominees. As of July 1, 2002, AHI had 4,958,056 shares of common stock outstanding.

     For purposes of the following table, a person is deemed to be the beneficial owner of securities that can be acquired by the person within 60 days from July 1, 2002 upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by the person, but not those held by any other person, and which are exercisable within 60 days from July 1, 2002, have been exercised.

                              BENEFICIAL OWNERSHIP


                                             Shares Beneficially
Name                                       Owned as of July 1, 2002      Percent Beneficially Owned
----                                       ------------------------      --------------------------
Kenneth M. Fell                                   490,700 (1)                       9.90%
H. Andrew Torchia                                 426,032 (2) (3)                   8.34%
Urban 2000 Corp.                                  383,508 (2)                       7.74%
Richard A. D'Onofrio                              338,519 (2) (4)                   6.63%
Charles B. Benenson                                90,000 (5)                       1.82%
The Benenson Capital Company                       90,000                           1.82%
Steven J. Belmonte                                  9,200                               *
All participants in solicitation as a group     1,354,451 (6)                      25.76%

*Less than 1% of AHI's outstanding shares.

(1) Consists of 88,100 shares held in IRA accounts for the benefit of Mr. Fell, 200,670 shares indirectly owned through the KF, Inc. Profit Sharing Plan, 199,430 shares indirectly owned through the Kenneth M. Fell Trust, of which Mr. Fell is trustee, and 2,500 shares held in an IRA account for the benefit of Mr. Fell's wife, Margaret A. Fell. Mr. Fell disclaims beneficial ownership of the 2,500 shares held in his wife's IRA account.

(2)  Indicates joint beneficial ownership of shares.

(3) Consists of 65,543 shares owned directly, 150,000 shares issuable upon the exercise of options held by Mr. Torchia, 11,400 shares of common stock indirectly owned through Urban Defined Benefit Plan, 3,500 shares owned through Rosemont Hotel 398, LP, and 195,589 of the 383,508 shares owned directly or indirectly by Urban 2000 Corp., of which Mr. Torchia is the majority shareholder, sole director, president and treasurer. In addition, Mr. Torchia may be deemed the beneficial owner of the remaining 187,919 shares owned by Urban 2000 Corp. Mr. Torchia disclaims beneficial ownership of these 187,919 shares.

(4) Consists of 600 shares indirectly owned through Urban Defined Benefit Plan, 150,000 shares issuable upon the exercise of options held by Mr. D'Onofrio and 187,919 of the 383,508 shares owned directly or indirectly by Urban 2000 Corp., of which Mr. D'Onofrio owns 49% and is the Secretary. In addition, Mr. D'Onofrio may be deemed the beneficial owner of the remaining 195,589 shares owned by Urban 2000 Corp. Mr. D'Onofrio disclaims beneficial ownership of these 195,589 shares.

(5) Consists of 90,000 shares owned by The Benenson Capital Company, of which Mr. Benenson is General Manager and a majority owner. Mr. Benenson disclaims beneficial ownership of 13,500 of the shares owned by The Benenson Capital Company.

(6) Does not equal sum of above figures because of joint beneficial ownership of shares.

     A list of transactions by the members of the Committee and our nominees in the past two years is attached to this proxy statement as Exhibit A.

                             YOUR VOTE IS IMPORTANT

     To vote for our nominees, you must submit the enclosed GREEN proxy card and must NOT submit the company's proxy card, even if you wish to vote for any of the company's nominees. We urge you NOT to sign any proxy card sent to you by the company. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

                                  * IMPORTANT *

     If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote these shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for these shares to be voted.


     If you have any questions or need assistance in voting your shares, please call Garland Associates, Inc. at (646)495-3079.

                        ELIGIBLE SHARES AND VOTE REQUIRED

     Only holders of common stock of record on the record date will be entitled to vote at the annual meeting. If you owned shares of AHI's common stock on the record date we urge you to submit a proxy even if your shares have been sold after the record date. A majority of shares of common stock outstanding as of the close of business on July 1, 2002 must be present in person or by proxy for AHI to hold the annual meeting and transact business. This is referred to as a "quorum." Both abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

     YOU MAY EXECUTE A GREEN PROXY CARD EVEN IF YOU HAVE PREVIOUSLY EXECUTED A WHITE PROXY CARD OR ANY OTHER PROXY CARD.

     A "broker non-vote" occurs when a record owner of stock, such as a broker-dealer, does not vote on a particular proposal because it has not received instructions from the beneficial owner of the stock. Broker-dealers are generally allowed to vote for some proposals but not others in the absence of instructions from the beneficial owner.

     According to AHI's proxy statement, AHI had 4,958,056 shares of common stock outstanding on the record date. Each share of common stock entitles its owner to one vote. For information concerning voting procedures at the annual meeting, see "VOTING AND PROXY PROCEDURES."

     Each nominee for election as a director requires a plurality of the votes cast in order to be elected. A plurality means that the nominees with the largest number of votes are elected as directors up to the maximum number of directors to be elected at the annual meeting. Except for proposals relating to the election of directors, shareholder approval of any proposal at the annual meeting occurs if the votes cast in favor of the proposal exceed the votes cast against the proposal. In the election of directors, an abstention or broker non-vote will have no effect on the outcome. In the case of any other proposal, abstention from voting will have the practical effect of voting against the proposal.

     Broker non-votes will be included in determining the presence of a quorum at the annual meeting but will have no effect on the outcome of any proposals, other than to reduce the number of "FOR" votes necessary to approve these proposals.

                                  SOLICITATION

     We have retained Garland Associates, Inc. to assist us the solicitation of proxies and for related services. We will pay Garland Associates, Inc. a fee of $18,500 and have agreed to reimburse it for its reasonable out-of-pocket expenses. Garland Associates, Inc. will use approximately ten persons in its solicitation efforts.

     Proxies may be solicited in person, by mail, advertisement, telephone, facsimile or e-mail. Solicitation may be made by Garland Associates, Inc., which will be compensated as described above. Solicitation may also be made by the individual members of the Committee to Enhance Shareholder Value, our nominees and agents or employees or affiliates of the

Committee members or nominees, none of whom none of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

     The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by us. Although we cannot make a precise estimate at this time, we currently estimate that the total expenditures we will incur relating to the proxy solicitation will be approximately $50,000, of which $25,000 has been incurred to date. If our nominees are elected to the board, we intend to seek reimbursement of the costs of this solicitation from AHI without submitting this reimbursement to a shareholder vote.

                           VOTING AND PROXY PROCEDURES


     For the proxy solicited hereby to be voted, the enclosed GREEN proxy card must be signed, dated and returned to us, c/o Garland Associates, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for our nominees, you must submit the enclosed GREEN proxy card and must NOT submit AHI's proxy card, even if you wish to vote for any of the company nominees. If you have already returned AHI's proxy card to the Company, you have the right to revoke it as to all matters covered by this proxy card and may do so by signing, dating and mailing the enclosed GREEN proxy card after submitting AHI's proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.


     Execution of a GREEN proxy card will not affect your right to attend the annual meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by:

     - filing with the Secretary of the company a later dated written revocation,

     - submitting a duly executed proxy bearing a later date to us or to the AHI Secretary; or

     - attending and voting at the annual meeting in person. Attendance at the annual meeting will not in and of itself constitute a revocation.

     Shares of common stock represented by a valid, unrevoked GREEN proxy card will be voted as specified. You may vote FOR the election of our nominees by marking the proper box on the GREEN proxy card. You may also withhold your vote from our nominees by writing the name of such nominee in the space provided on the GREEN proxy card. In addition, you may withhold authority to vote for one or more additional company nominees by writing the name(s) of the AHI nominee(s) in the space provided on the GREEN proxy card. We refer you to the proxy statement distributed by AHI for the names, background, qualifications and other information concerning AHI's nominees. If no specification is made, your shares will be voted

FOR the election of our nominees and FOR the election of Michael P. Holtz, Russell J. Cerqua, Salomon J. Dayan, Thomas J. Romano and Gerald T. LaFlamme. Messrs. Holtz, Cerqua, Dayan, Romano and LaFlamme are nominees of AHI. There is no assurance that any of AHI's nominees will serve as directors if our nominees, Messrs. Belmonte and Fell, are elected to the board of directors.


     The nominees of AHI for whom we will withhold authority are Jon K. Haahr and Reno J. Bernardo. Mr. Haahr's experience is in investment banking and capital markets, but to our knowledge he has not been successful in introducing AHI to potential investors or locating alternative sources of financing. We do not believe that Mr. Bernardo is well-suited to providing or assisting in the implementation of the new ideas and strategies which we believe are needed to improve AHI's performance. Mr. Bernardo was formerly employed by AHI for a significant period of time and has the longest tenure of any AHI director other than Mr. Holtz.


     Except as set forth in this proxy statement, we are not aware of any other matter to be considered at the annual meeting. However, if we learn of any other proposals made at a reasonable time before the annual meeting, we will either supplement this proxy statement and provide an opportunity to stockholders to vote by proxy directly on such matter or will not exercise discretionary authority with respect thereto. If other proposals are made thereafter, the person named as proxy on the enclosed GREEN proxy card will vote proxies solicited hereby in his discretion.

     If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card.

     Only holders of record of common stock on the record date will be entitled to vote at the annual meeting. If you are a stockholder of record on the record date, you will retain the voting rights in connection with the Annual Meeting even if you sell your shares after the record date. Accordingly, it is important that you vote the shares of common stock held by you on the record date, or grant a proxy to vote these shares on the GREEN proxy card, even if you sell such shares after this date.

     We believe that it is in your best interest to elect our nominees. WE STRONGLY RECOMMEND A VOTE FOR OUR NOMINEES.

                                OTHER INFORMATION

     Other than the election of directors, we are not aware of any proposals to be brought before the AHI 2002 Annual Meeting. Should other proposals be brought before the annual meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on these matters in their discretion.

     AHI's proxy statement is required to set forth information regarding:

     -    the beneficial ownership of shares of AHI's voting securities by:

          - any person known to AHI to beneficially own more than 5% of any class of voting securities of AHI;

          -    each director and nominee, and certain executive officers of AHI;
               and

          -    all directors and executive officers of AHI as a group;

     - information concerning AHI's directors and management, including information elating to management compensation; and

     - information concerning the procedures for submitting stockholder proposals for consideration at AHI's 2003 Annual Meeting of Stockholders. Reference is hereby made to this information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14(a)-5(c) under the Securities Exchange Act of 1934.

We have no independent knowledge as to, and assume no responsibility for, the accuracy of AHI's proxy statement.



Dated:   July __, 2002

     If you have any questions or need any assistance in voting your Shares, please contact Garland Associates, Inc., the firm assisting the Committee to Enhance Shareholder Value in its solicitation of proxies:

                            GARLAND ASSOCIATES, INC.
                            909 3RD AVENUE, 5TH FLOOR
                            NEW YORK, NEW YORK 10021
                              PHONE: (646)495-3079
                            FACSIMILE: (646)495-3071

                                    EXHIBIT A

     The following is a summary of all transactions in AHI Securities by members of the Committee to Enhance Shareholder Value, or our director nominees, over the last two years.

STEVEN J. BELMONTE

Date                            Number of Shares*             Average Price
----                            -----------------             -------------
6/04/02                               9,200                       $3.51

CHARLES B. BENENSON

None.

RICHARD A. D'ONOFRIO

Date                            Number of Shares*             Average Price
----                            -----------------             -------------
4/05/02                                100                        $2.85
4/19/02                                500                        $3.03



KENNETH M. FELL

Date                            Number of Shares*             Average Price
----                            -----------------             -------------
7/05/00                               1,570                       $3.68
7/11/00                               3,500                        3.44
7/14/00                                (613)                       3.38
7/17/00                               1,100                        3.50
7/21/00                               1,500                        3.50
7/21/00                              10,000                        3.63
7/21/00                               5,000                        3.75
7/25/00                               5,800                        3.49
7/26/00                              10,000                        3.50
7/31/00                               1,000                        3.50
8/15/00                              (2,400)                       3.45
8/16/00                                (400)                       3.41
8/16/00                                 900                        3.31
8/18/00                              (3,500)                       4.07
8/21/00                              (2,100)                       3.68
8/21/00                                 100                        3.31
8/22/00                                 200                        3.31

Date                            Number of Shares*             Average Price
----                            -----------------             -------------

9/06/00                               1,100                       3.31
9/07/00                                (200)                      3.28
9/12/00                               1,000                       3.19
9/14/00                                (400)                      3.19
9/14/00                               9,100                       3.46
9/14/00                               2,200                       3.50
9/18/00                                (500)                      3.19
9/19/00                               1,500                       3.09
9/19/00                              (3,000)                      3.13
9/19/00                              (1,100)                      3.19
9/22/00                                (200)                      3.38
9/22/00                               2,400                       3.56
9/22/00                              12,300                       3.60
9/26/00                               3,600                       3.33
9/27/00                               2,000                       3.50
9/28/00                               1,000                       3.50
9/29/00                               1,000                       3.50
10/12/00                                100                       3.19
10/12/00                               (100)                      3.13
10/13/00                                500                       3.19
10/13/00                               (500)                      3.28
10/16/00                             (1,000)                      3.50
10/19/00                              2,000                       3.31
10/20/00                              9,100                       3.62
10/20/00                              1,300                       3.70
10/23/00                                200                       3.50
10/24/00                              2,400                       3.50
10/27/00                              2,400                       3.68
10/27/00                              3,000                       3.75
10/30/00                                500                       3.68
10/31/00                              1,900                       3.60
11/01/00                              7,000                       3.70
11/03/00                             10,000                       3.75
11/03/00                                500                       3.88
11/03/00                             15,000                       3.75
11/03/00                             12,000                       3.75
11/06/00                              5,000                       3.44
11/20/00                               (300)                      3.52
11/21/00                              4,000                       3.46
11/21/00                              4,500                       3.48
11/22/00                              1,000                       3.25
11/29/00                              2,000                       3.31
11/29/00                             (5,100)                      3.22
12/07/00                                800                       2.75

Date                            Number of Shares*             Average Price
----                            -----------------             -------------

12/08/00                              6,100                        2.75
12/15/00                              1,000                        2.75
12/18/00                              2,000                        2.75
12/20/00                              4,000                        2.56
12/29/00                              5,800                        2.77
12/29/00                             (5,800)                       2.47
12/29/00                              4,800                        2.90
12/29/00                                500                        3.13
01/16/01                              1,880                        2.94
03/05/01                              1,000                        3.38
03/06/01                                600                        3.38
03/09/01                                400                        3.57
04/19/01                              1,000                        3.40
05/25/01                             (7,000)                       3.66
06/25/01                                300                        3.65
08/03/01                               (300)                       3.20
09/19/01                                500                        2.68
09/26/01                                700                        2.64
09/26/01                               (600)                       2.60
09/27/01                                500                        3.05
09/27/01                              2,000                        2.98
09/27/01                             (2,600)                       3.10
09/27/01                                500                        3.15
09/28/01                              2,000                        3.29
09/28/01                             (2,000)                       3.30
10/02/01                                200                        3.15
10/05/01                                800                        3.15
10/08/01                                300                        3.20
10/09/01                             (1,000)                       3.30
10/10/01                               (500)                       3.25
10/11/01                                300                        3.41
10/12/01                               (100)                       3.01
10/12/01                               (600)                       2/75
12/14/01                              2,000                        2.15
01/02/02                              2,500                        2.05
04/08/02                             (4,900)                       3.00
04/09/02                              1,000                        2.92
04/10/02                              1,000                        3.02
04/10/02                             (2,000)                       3.00
04/19/02                              1,000                        3.03
04/20/02                              1,000                        3.03
04/30/02                                200                        3.15

H. ANDREW TORCHIA

Date                               Number of Shares*             Average Price
----                               -----------------             -------------
1/15/02                                  1,000                       $2.15
3/8/02                                   1,500                        2.31
3/22/02                                  1,000                        2.90
4/5/02                                   1,900                        2.85
4/19/02                                  9,500                        3.03


*Total for each day may reflect multiple transactions, both purchases and sales. A net sale for a particular day is indicated with parentheses around the net number of shares sold.

                                      PROXY
                           ARLINGTON HOSPITALITY, INC.
                         ANNUAL MEETING OF SHAREHOLDERS

                    THIS PROXY IS SOLICITED BY THE COMMITTEE
                          TO ENHANCE SHAREHOLDER VALUE

     The undersigned hereby appoints Steven J. Belmonte and Kenneth M. Fell, and each of them, as proxies, with full power of substitution, to vote the stock of Arlington Hospitality, Inc., which the undersigned may be entitled to vote at the Annual Meeting of Shareholders to be held on August 15, 2002 at 9:30 a.m. local time, or at any adjournment or postponement thereof, upon the matters set forth in The Committee to Enhance Shareholder Value's Proxy Statement and upon such other matters as may properly come before the meeting, and revokes any previous proxies with respect to the matters covered by this proxy. The Committee to Enhance Shareholder Value recommends and, unless instructed otherwise, intends to vote the shares represented by this proxy, in favor of our nominees and those nominees of Arlington Hospitality, Inc. listed below.

     Please complete, sign and date the reverse side of this proxy card and return it in the enclosed envelope. To vote for our nominees, please check the box labeled "FOR BOTH NOMINEES" below.

1.   ELECTION OF DIRECTORS


     A.   COMMITTEE TO ENHANCE SHAREHOLDER VALUE'S NOMINEES

     Election of Steven J. Belmonte and Kenneth M. Fell.

[ ]  FOR BOTH NOMINEES           [ ] WITHHOLD VOTE FOR THE FOLLOWING NOMINEE[S]:

                                     ------------------------------------------

                                     ------------------------------------------

     B.   ARLINGTON HOSPITALITY INC.'S NOMINEES



The Committee to Enhance Shareholder Value intends to vote this proxy for Michael P. Holtz, Russell J. Cerqua, Salomon J. Dayan, Thomas J. Romano and Gerald T. LaFlamme, who have been nominated by Arlington Hospitality, Inc. to serve as directors. You may withhold authority to vote for one or more Arlington Hospitality, Inc. nominees, by writing the name(s) of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by Arlington Hospitality, Inc. for the names, background, qualification and other information concerning Arlington Hospitality, Inc.'s nominees.


There is no assurance that any of Arlington Hospitality, Inc.'s nominees will serve as directors if the Committee to Enhance Shareholder Value's nominees, Messrs. Belmonte and Fell, are elected to the Board.

The Arlington Hospitality, Inc. nominees with respect to whom the Committee to Enhance Shareholder Value is NOT seeking authority to vote for, and WILL NOT exercise any such authority, are Jon K. Haahr and Reno J. Bernardo.


Write in below the name(s) of any additional Arlington Hospitality, Inc. nominee(s) for whom authority to vote is withheld:


-------------------------------------        -----------------------------------

-------------------------------------        -----------------------------------

-------------------------------------        -----------------------------------

2.   OTHER MATTERS


IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF, AND IS UNKNOWN TO THE PROXIES AND THEIR REPRESENTATIVES A REASONABLE TIME BEFORE THE SOLICITATION OF PROXIES.


Dated:

----------------------                -----------------------------------------
                                      Signature


NOTE: Please sign as name appears on Company records. Joint owners should each sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such.

[ ] PLEASE PLACE AN "X" HERE IF YOU PLAN TO ATTEND THE MEETING AND VOTE YOUR SHARES.






                                       2